September 27, 2018

Kishore Lulla
Chief Executive Officer
Eros International PLC
550 County Avenue
Secaucus, NJ 07094

       Re: Eros International PLC
           Registration Statement on Form F-3
           Filed September 17, 2018
           File No. 333-227380

Dear Mr. Lulla:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tonya K. Aldave at (202) 551-3601 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Transportation and Leisure
cc:    Peter W. Wardle, Esq.